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SEC
Mail Processing
Section

FEB 27 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WM Smith & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5700 S. Aspen Ct.

(No. and Street)

Greenwood Village	Colorado	80121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Koczera   (720) 273-0487

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Lynn C. Koczera _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WM Smith & Co. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
                                                          Signature

Chief Financial Officer
_____
                Title

_____
         Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WM Smith & Co.

**Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2017**

WM SMITH & CO

Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Wm Smith & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wm Smith & Co. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wm Smith & Co.'s auditor since 2017.

Greenwood Village, Colorado
February 14, 2018

WM SMITH & CO

Statement of Financial Condition

December 31, 2017

Assets

Assets
Cash and cash equivalents	$	451,781
Marketable securities owned		699,388
Due from clearing broker		6,462
Due from stockholders and affiliate		822,788
Prepaid expenses		6,686
Deposits		12,243
Property and equipment, net of accumulated depreciation of $86,077		10,910
Total assets	$	2,010,258

Liabilities and Stockholders' Equity

Liabilities
Accrued liabilities	$	59,434
Total liabilities		59,434

Commitments and contingencies (Note 6 and 7)

Stockholders' equity
Common stock, $0.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	681,500
Retained earnings	1,259,324
Total stockholders' equity	1,950,824
Total liabilities and stockholders' equity	$ 2,010,258

See notes to financial statements.

- 3 -

WM SMITH & CO
Statement of Operations

	For the Year Ended December 31, 2017
Revenues	
Commissions	$ 318,068
Sales income	178,579
Investment banking revenue	158,625
Total commissions and investment banking revenue	655,272
Trading gains	88,305
Other income	9,765
Total revenues	98,070
Expenses	
Employee compensation and benefits	276,343
Other operating expenses	239,596
Clearing expenses	75,302
Depreciation	15,961
Total expenses	607,202
Net profit	$ 146,140

See notes to financial statements.

WM SMITH & CO
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

| | Common Stock | | Additional Paid-In | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balances- January 1, 2017	50,000	$ 10,000	$ 681,500	$1,288,184	$1,979,684
Capital Distributions				($175,000)	($175,000)
Net Profit				$146,140	$146,140
Balances- December 31, 2017	50,000	$10,000	$681,500	$1,259,324	$1,950,824

See notes to financial statements.

WM SMITH & CO
Statement of Cash Flows

	For the Year Ended
Cash Flows from Operating Activities:	December 31, 2017
Net Income	$146,140
Adjustments to reconcile Net Income to	
net cash provided by operation activities:	
Depreciation	15,961
Trading Gains	(88,305)
Changes in assets and liabilities	
Marketable and non-marketable securities owned	186,366
Due from clearing broker	62,729
Due from stockholders and affiliate	(2,503)
Prepaid expenses	3,376
Accrued Liabilities	(153,898)
Net cash provided by operating activities	169,866
Cash Flows from Investing Activities:	
Purchase of property and equipment	(1,822)
Cash Flows from Financing Activities:	(175,000)
Net decrease in cash	(6,956)
Cash and cash equivalents- beginning of year	458,737
Cash and cash equivalents- end of year	$451,781

See notes to financial statements.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wm Smith & Co, an S corporation (the "Company"), is a broker registered with the Securities and Exchange Commission (the "SEC") and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, became licensed as a broker-dealer, and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority, the Company provides brokerage services to customers throughout the United States and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. Pershing, LLC (Pershing) carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company reports all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

The Company maintains a $151,711 deposit with Pershing to offset certain risks assumed by Pershing related to the clearing and settling of securities and cash transactions on behalf of the Company. This deposit is included in cash and cash equivalents.

Securities Owned

Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies.

Due from Clearing Broker and Other Receivables

Amounts due from the clearing broker are recorded as trades and are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Other receivables are recorded after the service is provided and the revenue is fixed and determinable.

WM SMITH & CO

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Commission, Sales, and Investment Banking Revenue

The Company recognizes revenue and expenses related to brokerage services on a trade-date basis.

Sales revenue related to hard dollar receipts is recognized if receipt is eminent. The timing and payment of these revenues are variable and dependent entirely upon the customer, as the Company does not have a contract with its customers.

Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and securities owned. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of marketable equity securities.

Securities transactions are initiated on a fully disclosed basis with Pershing. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, and amounts due to/from stockholders, approximated fair value at December 31, 2017 because of the relatively short maturity of these instruments. Marketable securities owned consist of equity trading and investment securities measured at fair value.

Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be the responsibility of the stockholders. Accordingly, there would be no effect on the Company's financial statements.

If incurred, interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2017. The Company's information returns for tax years subject to examination by tax authorities include 2013 and 2014 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through February 14, 2018, which is the date the financial statements were available for issuance. There were no material subsequent events requiring recognition or disclosure based upon this evaluation.

Notes to Financial Statements

Note 2 - Fair Value Measurements

Accounting Standards Codification Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial assets at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment.

Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured on a recurring basis and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Investments that are included in this category for the Company include marketable securities owned, comprised of listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are included in this category for the Company include marketable securities owned, comprised of corporate bonds and related warrant rights. The Company did not hold any level 2 investments at December 31, 2017.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company did not hold any level 3 investments at December 31, 2017.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Note 3 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2017:

Description	Level 1	Level 2	Level 3	Total
Marketable & non-marketable securities owned				
Technology	$ 347,938	$ 10	$ -	$ 347,948
Services	201,646	-	-	201,646
Healthcare	109,408	38	-	109,446
Industrial goods	40,348	-	-	40,358
Total marketable & non-marketable securities owned	699,340	48	-	699,388
Total	$ 699,340	$ 48	$ -	$ 699,388

Note 4 - Related Party Transactions

The Company shared some of its employees with Wm Smith Special Opportunities Research Company ("WSSOR"), a company controlled by William S. Smith. Direct and shared expenses paid by the Company on behalf of WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's estimate of the proportionate benefit to WSSOR and the Company. During 2017, the Company did not allocate expenses to WSSOR as the company is inactive, and the costs nominal.

As of December 31, 2017, amounts receivable from WSSOR totaled $121, which are reflected in amounts due from stockholders and affiliate.

Additionally, there are amounts due from stockholders for various expenses paid on their behalf. As of December 31, 2017, amounts receivable from stockholders totaled $822,667, are unsecured and non-interest bearing, and are reflected in amounts due from stockholders and affiliate.

WM SMITH & CO

Notes to Financial Statements

Note 5 - Minimum Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2017, the Company had net capital of $973,562 which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.061 to 1 as of December 31, 2017. There is no material difference between the FOCUS report filed for December 31, 2017 and the supplemental schedules presented below.

Note 6 - Commitments

Operating Leases

The Company leases facilities under non-cancellable operating leases. Rent expense was $72,716 and sublease payments were $65,667 for the year ended December 31, 2017.

At the end of 2015, the Company moved to a virtual office setting from 3200 Cherry Creek South Drive, Denver, Colorado ("Cherry Creek"). The Cherry Creek lease expires April 2018 and, effective September 2, 2015, the Company sublet the space to a third party through the leases' expiration date, with the first three months free rent and the remainder monthly rental payments of $5,565. The Company shall be liable to the property owner for any non-payment by the assignee to the sublease.

Future minimum lease payments under these leases as of December 31, 2017, were approximately as follows:

Year Ending December 31,	Cherry Creek	Sublease Income	Net Lease Payments
2018	24,486	(22,260)	2,226
	$ 24,486	$ (22,260)	$ 2,226

SUPPLEMENTAL INFORMATION

Notes to Financial Statements

Note 7 – Contingencies Footnote:

Ally Financial IPO Litigation

On October 21, 2016, a purported securities class action complaint was filed against Ally Financial Inc. ("Ally"), certain of its directors and officers and all of the underwriters on the April 2014 IPO. The Company was part of the underwriters group of the April 2014 initial offering of Ally Shares issued by Ally. Ally in accordance with Section 8 of the Underwriting Agreement relating to the April 2014 offering, has confirmed its indemnity obligation with the Underwriting group to indemnify them; including but not limited to the reimbursement of all counsel fees and disbursements as they are incurred. As of December 31, 2017, the Company has not recorded a liability associated with the class action complaint as Ally is indemnifying the Company.

WM SMITH & CO

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Net Capital

Stockholders' equity	$ 1,950,824
Deductions	
Securities - certain unmarketable securities	48
Due from stockholders and affiliate	822,788
Haircuts on securities, including undue concentration of $19,683	124,587
Prepaid expenses	6,686
Property and equipment	10910
Deposits and other	12,243
Total deductions	977,262
Net capital	$ 973,562

Aggregate Indebtedness

Total aggregate indebtedness	$ 59,434

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,962
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 873,562
Aggregate indebtedness to net capital	0.061

There are no differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Wm Smith & Co.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Wm Smith & Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Greenwood Village, Colorado
February 14, 2018



WM SMITH & CO

Exemption Report
SEA Rule 17 C.F.R. § 240.17a-5 as of December 31, 2017

Wm Smith & Co (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2017.

(2) The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 because it meets conditions set forth in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) of the rule, which are specified below:

   (a) The provisions of the Customer Protection Rule shall not be applicable to an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(3) The Company has met the identified exemption provisions throughout the fiscal year ended December 31, 2017 without exemption.

(4) The Company has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statement is true and correct to the best of my and the Firm's knowledge

By: _____

Title: _C F O_____

December 31, 2017



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders and Board of Directors of
Wm Smith & Co.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Wm Smith & Co. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).



S1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenwood Village, Colorado
February 14, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14****2745****************MIXED AADC 220
45163   FINRA   DEC
WM SMITH & CO
5700 S ASPEN CT
GREENWOOD VILLAGE, CO 80121-3915
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____ 899

   B. Less payment made with SIPC-6 filed (exclude Interest)   (_____ 619)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 280

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____ 280

   H. Overpayment carried forward   · $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WM Smith + Co.
_____
(Name of Corporation, Partnership or other organization)

by C. Ko___
_____
(Authorized Signature)

Dated the 29 day of January, 20 18.

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 753,342

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
- (2) Net loss from principal transactions in securities in trading accounts.
- (3) Net loss from principal transactions in commodities in trading accounts.
- (4) Interest and dividend expense deducted in determining item 2a.
- (5) Net loss from management of or participation in the underwriting or distribution of securities.
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
- (7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
- (2) Revenues from commodity transactions.
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   65860
- (4) Reimbursements for postage in connection with proxy solicitation.
- (5) Net gain from securities in investment accounts.   88305
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $
    - (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions   (154165)

2d. SIPC Net Operating Revenues $ 589177

2e. General Assessment @ .0015 $ 899

(to page 1, line 2.A.)

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